                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               NIAGARA CORPORATION
                               -------------------
                                (Name of Issuer)



                         Common Stock, Par Value $0.001
                       ----------------------------------
                         (Title of Class of Securities)



                                    653349100
                              --------------------
                                 (CUSIP Number)


                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 371-2529
                         -------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                October 24, 2000
                        ---------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  653349100
---------------------------------

-------------------------------------------------------------------------------
1)       Name of Reporting Person                Walter & Edwin Schloss
         S.S. or I.R.S. Identifica-              Associates, L.P.
         tion No. of Above Person                Employer I.D. No. 13-6065556
-------------------------------------------------------------------------------

2)       Check the Appropriate Box               (a)
         if a Member of a Group                     ---------------------------
         (See Instructions)                      (b)         X
                                                    ---------------------------
-------------------------------------------------------------------------------

3)       SEC Use Only
-------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                           WC, 00
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         Suant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6)       Citizenship or Place of                              Delaware
         Organization
-------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power                  484,400 shares
Shares Bene-      -------------------------------------------------------------
ficially          (8)      Shared Voting
Owned by                   power                              -0-
Each Report-      -------------------------------------------------------------
ing Person        (9)      Sole Dispositive
With                       Power                              484,400 shares
        -------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power                              -0-
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       484,400 shares
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
-------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                  5.54%(1)
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                          PN
-------------------------------------------------------------------------------

-------------------------------
(1) All percentages contained herein are based on 8,738,246 shares of Common Stock of Niagara Corporation outstanding, as set forth in the Company's Proxy Statement, dated May 15, 2000. Each share of Common Stock is entitled to one vote per share.

CUSIP NO. 653349100
          ------------------------------------------------

1)       Name of Reporting Person                Schloss Management
         S.S. or I.R.S. Identifica-              Company
         tion No. of Above Person                Employer I.D. No. 13-3522115
-------------------------------------------------------------------------------

2)       Check the Appropriate Box               (a)
         if a Member of a Group                     ---------------------------
         (See Instructions)
                                                 (b)                    X
                                                    ---------------------------
-------------------------------------------------------------------------------

3)       SEC Use Only
-------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                                 AF
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         Suant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6)       Citizenship or Place of                                       New York
         Organization
-------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power                        -0-
Shares Bene-               ----------------------------------------------------
ficially                   (8)      Shared Voting
Owned by                            Power                      484,400 shares(1)
Each Report-               ----------------------------------------------------
ing Person                 (9)      Sole Dispositive
With                                Power                                    -0-
                          ----------------------------------------------------
                          (10)     Shared Dispositive
                                   Power                      484,400 shares(1)
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                        484,400 shares(1)
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
-------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                  5.54%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                          PN
-------------------------------------------------------------------------------

---------------------
(1) Includes 484,400 shares owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), of which Schloss Management Company ("Management") is the general partner. By reason of its capacity as general partner of Associates, Management may be deemed to have shared dispositive power and shared voting power of such shares.

CUSIP NO. 653349100
          -------------------------------------------

1)       Name of Reporting Person                 Walter J. Schloss
         S.S. or I.R.S. Identifica-               Soc. Sec. No. ###-##-####
         tion No. of Above Person
-------------------------------------------------------------------------------

2)       Check the Appropriate Box                (a)
         if a Member of a Group                      --------------------------
         (See Instructions)                       (b)           X
                                                     --------------------------
-------------------------------------------------------------------------------

3)       SEC Use Only
-------------------------------------------------------------------------------


4)       Source of Funds (See
         Instructions)                                          AF, PF
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6)       Citizenship or Place of                                United States
         Organization
-------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power           50,000 shares
Shares Bene-
ficially                   ----------------------------------------------------
Owned by                   (8)      Shared Voting
Each Report-                        Power                      484,400 shares(1)
                           ----------------------------------------------------
ing Person                 (9)      Sole Dispositive
With                                Power                       50,000 shares
                           ----------------------------------------------------
                           (10)     Shared Dispositive
                                    Power                      484,400 shares(1)
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                        534,400 shares(1)
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
-------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                   6.12%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                             IN
-------------------------------------------------------------------------------
(1) Includes 484,400 shares owned by Walter & Edwin Schloss Associates, L.P., of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as a general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

CUSIP NO. 653349100
          --------------------------------------

1)       Name of Reporting Person                    Edwin W. Schloss
         S.S. or I.R.S. Identifica-                  Soc. Sec. No. ###-##-####
         tion No. of Above Person
------------------------------------------------------------------------------

2)       Check the Appropriate Box                   (a)
         if a Member of a Group                         ----------------------
         (See Instructions)
                                                     (b)          X
                                                        ----------------------
------------------------------------------------------------------------------

3)       SEC Use Only
------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                         AF, PF
------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to items 2(d) or 2(e)
------------------------------------------------------------------------------

6)       Citizenship or Place of                               United States
         Organization
------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power          30,000 shares
Shares Bene-               ---------------------------------------------------
ficially                   (8)      Shared Voting
Owned by                            Power                     514,400 shares(1)
Each Report-
ing Person                ---------------------------------------------------
With
                           (9)      Sole Dispositive
                                    Power                     30,000 shares
                           ---------------------------------------------------
                           (10)     Shared Dispositive
                                    Power                     514,400 shares(1)
------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       514,400 shares(1)
------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                    5.89%
------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                              IN
------------------------------------------------------------------------------
(1) Includes 484,400 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as a general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Niagara Corporation (the "Company"), which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Delaware with its principal executive offices located at 667 Madison Avenue, New York, New York 10021.

Item 2.  Identity and Background

         (a) The persons filing this Statement on Schedule 13D (this "Statement") are: (i) Walter & Edwin Schloss Associates, L.P., a Delaware limited partnership ("Associates"); (ii) Schloss Management Company, a New York general partnership ("Management"); (iii) Walter J. Schloss; and (iv) Edwin W. Schloss (collectively, the "Filing Persons"). The general partner of Associates is Management, of which Walter J. Schloss and Edwin W. Schloss are the general partners. Annexed as Exhibit A hereto, which appears on page 11 hereof and is incorporated herein by reference, is an agreement among Associates, Management, Walter J. Schloss and Edwin W. Schloss that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that Associates, Management, Walter J. Schloss and Edwin W. Schloss comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         (b) The business address of each of Associates and Management is 350 Park Avenue, New York, New York 10022. The business address of each of Walter J. Schloss and Edwin W. Schloss is c/o Associates, 350 Park Avenue, New York, New York 10022.

         (c) Associates is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account. Management is a general partnership and is currently, and at all relevant times was, engaged primarily in managing Associates. The present principal occupation or employment of each of Walter J. Schloss and Edwin W. Schloss is as a general partner of Management, the general partner of Associates.

         (d) None of Associates, Management, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of Associates, Management, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Associates is a Delaware limited partnership. Management is a New York general partnership. Walter J. Schloss and Edwin W. Schloss are each citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a) The 484,400 shares of Common Stock owned by Associates (the "Partnership Shares") were purchased by it in the open market at a cost (including commissions) of approximately $2,227,421.40. The funds used by Associates to purchase the Partnership Shares have come from its general funds on hand, which funds may include capital contributions of partners and gains and losses on the sale of other securities.

         (b) The 50,000 shares of Common Stock owned by Walter J. Schloss indi vidually consist entirely of shares purchased by him in open market transactions at a cost (including commissions) of $224,811.05, the funds coming from his personal funds on hand.

         (c) The 30,000 shares of Common Stock owned by Edwin W. Schloss indi vidually consist entirely of shares purchased by him in open market transactions at a cost (including commissions) of $114,597.33, the funds coming from his personal funds on hand.

Item 4.  Purpose of Transaction.

         Each of the Filing Persons has acquired the shares of Common Stock owned by it or him for investment purposes. None of the Filing Persons has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that the Filing Persons may, from time to time or at any time, dispose of all or some of the shares of Common Stock owned by them or acquire additional shares of Common Stock, depending upon the price and market conditions, and the Filing Person's evaluation of the Company, alternative investments and other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Associates beneficially owns directly 484,400 shares of Common Stock, which constitutes approximately 5.54%(2) of the outstanding shares of Common Stock of the Company. Management, solely by reason if its position as general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, may each be deemed to be the indirect beneficial owner of the 484,400 shares of Common Stock beneficially owned directly by Associates.

--------
(2) Percentages contained herein are computed based on 8,738,246 shares of Common Stock outstanding, as reported in the Proxy Statement.

         As of the date hereof, Walter J. Schloss beneficially owns 534,400 shares (includ ing the shares owned by Associates) of Common Stock, which constitutes approximately 6.12% of the outstanding shares of Common Stock.

         As of the date hereof, Edwin W. Schloss beneficially owns 514,400 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 5.89% of the outstanding shares of Common Stock.

         (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Management, solely by reason of its position as general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, may be deemed to have shared power to vote and dispose of the Partnership Shares.

         Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

         (c) Information with respect to all transactions in which Associates, Management, Walter J. Schloss or Edwin W. Schloss purchased shares of Common Stock during the 60-day period ended on the date hereof are as follows:

Associates:
----------

       Date             Shares Purchased         Per Share Price
       ----             ----------------         ---------------
    10/24/2000               10,000                   $3.186
    10/24/2000               31,000                   $3.185
    11/15/2000                5,000                   $3.311
    11/28/2000                2,500                   $2.562
    11/29/2000                8,500                   $2.561
    12/04/2000                1,000                   $2.315
    12/06/2000                4,500                   $2.250
    12/08/2000               11,900                   $2.188


Walter J. Schloss:
-----------------

       Date             Shares Purchased         Per Share Price
       ----             ----------------         ---------------
    10/05/2000                1,500                   $3.814
    10/06/2000                3,500                   $3.812



                                  Page 8 of 12



    10/11/2000                  100                   $3.528
    10/11/2000                1,400                   $3.689
    10/20/2000                  400                   $3.401
    10/23/2000                1,000                   $3.159
    11/22/2000                2,100                   $3.063


Edwin W. Schloss:
----------------

       Date             Shares Purchased         Per Share Price
       ----             ----------------         ---------------
    10/25/2000                6,300                   $3.186
    10/26/2000                6,200                   $3.301
    11/02/2000                  500                   $3.446
    11/02/2000                1,000                   $3.435
    11/06/2000                1,000                   $3.378

All such transactions were open market transactions. None of Associates, Management, Walter J. Schloss or Edwin W. Schloss sold any shares of Common stock during the 60-day period ended on the date hereof.

         (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that each of Management, solely by reason of being the general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of being a general partner of Management, may be deemed to have such rights and powers.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise described herein, none of the Filing Persons has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         A copy of the agreement among each of the Filing Persons on whose behalf this Statement is filed is annexed as Exhibit A hereto, which appears on page 12 and is incorporated herein by reference.

                                    SIGNATURE



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 14, 2000


                            /s/ WALTER J. SCHLOSS
                            --------------------------------------------------
                            Walter J. Schloss


                            /s/ EDWIN W. SCHLOSS
                            --------------------------------------------------
                            Edwin W. Schloss



                            WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.
                            By Schloss Management Company, General Partner

                            By: /s/ WALTER J. SCHLOSS
                                ----------------------------------------------
                                Walter J. Schloss, General Partner

                            By: /s/ EDWIN W. SCHLOSS
                               -----------------------------------------------
                                Edwin W. Schloss, General Partner



                            SCHLOSS MANAGEMENT COMPANY

                            By: /s/ WALTER J. SCHLOSS
                               -----------------------------------------------
                                Walter J. Schloss, General Partner

                            By: /s/ EDWIN W. SCHLOSS
                               -----------------------------------------------
                                Edwin W. Schloss, General Partner

                                    EXHIBIT A



                              W I T N E S S E T H:
                               -------------------

         AGREEMENT, dated as of December 8, 2000, among Walter & Edwin Schloss Associates, L.P., a Delaware limited partnership ("Associates"), Schloss Management Company, a New York general partnership ("Management"), Walter J. Schloss and Edwin W. Schloss.

         WHEREAS, Associates, Management, Walter J. Schloss and Edwin W. Schloss may be deemed to have acquired, in the aggregate, beneficial ownership of more than five percent of the Common Stock of Niagara Corporation (the "Common Stock"); and

         WHEREAS, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), a Statement on Schedule 13D must be filed by a person who acquires more than five percent of a class of registered equity securities; and

         WHEREAS, in accordance with Rule 13d-1(f) under the Act, only one such Statement need be filed whenever two or more persons are required to file such a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement is filed on behalf of each of them.

         NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

         Associates, Management, Walter J. Schloss and Edwin W. Schloss do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13D relating to their ownership of Common Stock, and do hereby further agree that said Statement shall be filed on behalf of each of them.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                    /s/  WALTER J. SCHLOSS
                                    ------------------------------------------
                                    Walter J. Schloss


                                    /s/  EDWIN W. SCHLOSS
                                    ------------------------------------------
                                    Edwin W. Schloss



                                    WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.

                                    By: Schloss Management Company, General
                                        Partner


                                    By:  /s/  WALTER J. SCHLOSS
                                       ---------------------------------------
                                         Walter J. Schloss, General Partner

                                    By:  /s/  EDWIN W. SCHLOSS
                                       ---------------------------------------
                                         Edwin W. Schloss, General Partner



                                    SCHLOSS MANAGEMENT COMPANY

                                    By:  /s/ WALTER J. SCHLOSS
                                       ---------------------------------------
                                         Walter J. Schloss, General Partner


                                    By:  /s/ EDWIN W. SCHLOSS
                                       ---------------------------------------
                                         Edwin W. Schloss, General Partner